EXHIBIT 12

QUANTA CAPITAL HOLDINGS LTD.
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
(Dollars in thousands)

	Year ended December 31, 2006		Year ended December 31, 2005		Year ended December 31, 2004

Earnings: Loss from continuing operations before taxes	$(50,641)		$(109,481)		(57,239)
Fixed charges: Assumed interest component of rent expense (1)	1,787		1,774		1,466
Interest expense	5,458		4,165		77
Amortization of TPS placement costs	60		58		—
Amortization of Credit Facility fees	391		363		291
Assumed 10.25% dividend on $75 million preferred shares	7,688		7,688		7,688

Total Fixed charges	15,384		14,048		9,522
Loss inadequate to cover fixed charges		(2)		(2)		(2)
RATIO OF EARNINGS TO FIXED CHARGES		(2)		(2)		(2)
PRO FORMA RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS		(3)		(3)		(3)

(1)	One third of rental expense is assumed to be representative of the interest factor.

(2)	Earnings were inadequate to cover fixed charges on a historical basis by $58.3 million, $115.8 million and $59.1 million for the years ended December 31, 2006, 2005 and 2004, respectively.

(3)	For the purpose of this calculation, we have assumed that the preferred shares have been outstanding since our formation in 2003. Estimated preferred dividends are calculated as the amount of after-tax earnings required to pay such dividends with a yield of 10.25% on our preferred shares to be issued in this offering. Earnings were inadequate to cover fixed charges and preferred dividends on a pro forma basis by $66.0 million, $123.5 million and $64.1 million for the years ended December 31, 2006, 2005 and 2004, respectively.